EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Nine Months Ended	Three Months Ended
	September 30, 2005	September 30, 2005

Earnings from continuing operations before income taxes and minority interest	$3,066	$1,009

Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(50)	(20)
Dividends from less than 50% owned affiliates	49	3
Fixed charges	614	181

Earnings available for fixed charges	$3,679	$1,173

Fixed charges:

Interest incurred:
Interest expense	$500	$143
Capitalized interest	2	1
	502	144

Portion of rent expense deemed to represent interest factor	112	37

Fixed charges	$614	$181

Ratio of earnings to fixed charges	6.0	6.5

	Years Ended December 31,
	2004	2003	2002	2001	2000

Earnings from continuing operations before income taxes and minority interest	$3,946	$5,195	$5,114	$3,280	$3,336
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(7)	(53)	(51)	(41)	(50)
Dividends from less than 50% owned affiliates	46	41	28	21	12
Fixed charges	828	831	1,003	1,581	710
Interest capitalized, net of amortization	(1)	(1)	(1)	(3)	—
Earnings available for fixed charges	$4,812	$6,013	$6,093	$4,838	$4,008

Fixed charges:
Interest incurred:
Interest expense	$677	$678	$854	$1,452	$615
Capitalized interest	2	3	4	5	3

	679	681	858	1,457	618
Portion of rent expense deemed to represent interest factor	149	150	145	124	92

Fixed charges	$828	$831	$1,003	$1,581	$710
Ratio of earnings to fixed charges	5.8	7.2	6.1	3.1	5.6